UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

MALIBU BOATS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

56117J100

(CUSIP Number)

Jack D. Springer

Chief Executive Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2014

(Date of Event Which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 56117J100	Page 1 of 17 Pages

1	Names of reporting persons BC-MB GP
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 333,492
	9	Sole dispositive power 0
	10	Shared dispositive power 333,492
11	Aggregate amount beneficially owned by each reporting person 333,492
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.02%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 2 of 17 Pages

1	Names of reporting persons Black Canyon Direct Investment Fund L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,956,432
	9	Sole dispositive power 0
	10	Shared dispositive power 3,956,432
11	Aggregate amount beneficially owned by each reporting person 3,956,432
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.96%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 3 of 17 Pages

1	Names of reporting persons Canyon Value Realization Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 449,102
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.90%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 4 of 17 Pages

1	Names of reporting persons The Canyon Value Realization Master Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,507,053
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.68%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 5 of 17 Pages

1	Names of reporting persons Black Canyon Capital LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,899,571
	9	Sole dispositive power 0
	10	Shared dispositive power 7,899,571
11	Aggregate amount beneficially owned by each reporting person 7,899,571
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 49.02%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 6 of 17 Pages

1	Names of reporting persons Black Canyon Investments LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,539,350
	9	Sole dispositive power 0
	10	Shared dispositive power 7,539,350
11	Aggregate amount beneficially owned by each reporting person 7,539,350
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 47.86%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 7 of 17 Pages

1	Names of reporting persons Black Canyon Investments, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,539,350
	9	Sole dispositive power 0
	10	Shared dispositive power 7,539,350
11	Aggregate amount beneficially owned by each reporting person 7,539,350
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 47.86%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 8 of 17 Pages

1	Names of reporting persons Loudon Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 360,221
	9	Sole dispositive power 0
	10	Shared dispositive power 360,221
11	Aggregate amount beneficially owned by each reporting person 360,221
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.16%
14	Type of reporting person PN

13D

CUSIP No. 56117J100	Page 9 of 17 Pages

1	Names of reporting persons Michael K. Hooks
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,899,571
	9	Sole dispositive power 0
	10	Shared dispositive power 7,899,571
11	Aggregate amount beneficially owned by each reporting person 7,899,571
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 49.02%
14	Type of reporting person IN

13D

CUSIP No. 56117J100	Page 10 of 17 Pages

1	Names of reporting persons Mark W. Lanigan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,899,571
	9	Sole dispositive power 0
	10	Shared dispositive power 7,899,571
11	Aggregate amount beneficially owned by each reporting person 7,899,571
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 49.02%
14	Type of reporting person IN

13D

CUSIP No. 56117J100	Page 11 of 17 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Malibu Boats, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5075 Kimberly Way, Loudon, TN 37774.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by the following entities:

1)	BC-MB GP, a Delaware general partnership

2)	Black Canyon Direct Investment Fund L.P., a Delaware limited partnership

3)	Canyon Value Realization Fund, L.P., a Delaware limited partnership

4)	The Canyon Value Realization Master Fund, L.P., a Cayman Islands limited partnership

5)	Black Canyon Capital LLC, a Delaware limited liability company

6)	Black Canyon Investments LLC, a Delaware limited liability company

7)	Black Canyon Investments L.P., a Delaware limited partnership

8)	Loudon Partners, LLC, a Delaware limited liability company

9)	Michael K. Hooks, a U.S. citizen

10)	Mark W. Lanigan, a U.S. citizen

The entities and individuals listed in items (1) through (10) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.” For the purposes of this filing, the entities listed in items (1) through (8) above are herein collectively referred to as the “Black Canyon Affiliates.”

Black Canyon Investments L.P. is the general partner of Black Canyon Direct Investment Fund L.P. and possesses the voting and dispositive power with respect to the securities beneficially owned by Black Canyon Direct Investment Fund L.P., including the securities held by BC-MB GP, a wholly-owned subsidiary of Black Canyon Direct Investment Fund L.P. Black Canyon Investments L.P. also possesses the voting power and dispositive power with respect to the securities beneficially owned by each of Canyon Value Realization Fund, L.P. and The Canyon Value Realization Master Fund, L.P., pursuant to an agreement between Black Canyon Investments L.P. and Canyon Value Realization Fund, L.P. and The Canyon Value Realization Master Fund, L.P. As a result, Black Canyon Investments L.P. may be deemed the beneficial owner of the securities beneficially owned by Black Canyon Direct Investment Fund L.P., Canyon Value Realization Fund, L.P. and The Canyon Value Realization Master Fund, L.P. Black Canyon Investments LLC is the general partner of Black Canyon Investments L.P. and possesses the voting and dispositive power with respect to the securities beneficially owned by Black Canyon Investments L.P. and may be deemed the beneficial owner of the securities beneficially owned by Black Canyon Investments L.P. Black Canyon Capital LLC, as a managing member of Black Canyon Investments LLC, possesses the voting power with respect to the securities beneficially owned by Black Canyon Investments LLC and may be deemed the beneficial owner of the securities beneficially owned by Black Canyon Investments LLC. The investment committee of Black Canyon Investments LLC possesses the dispositive power with respect to the securities beneficially owned by Black Canyon Investments LLC. The investment committee of Black Canyon Investments LLC is comprised of Messrs. Hooks and Lanigan, both of whom are members of the board of directors of the Issuer and managing directors of Black Canyon Capital LLC, and Joshua S. Friedman and Mitchell R. Julis and, therefore, no individual member of the committee is deemed to be the beneficial owner of the securities indirectly owned by Black Canyon Investments LLC. As manager of Loudon Partners, LLC, Bradley Spencer, chief financial officer of Black Canyon Capital LLC, possesses the voting and dispositive power with respect to the securities beneficially owned by Loudon Partners, LLC. As a result, each of Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan may be deemed the beneficial owners of the securities owned by Loudon Partners, LLC.

The securities directly and beneficially owned by the Reporting Persons include both Class A Common Stock and units (the “Units”) in Malibu Boats Holdings, LLC, an affiliate of the Issuer (the “LLC”), which are exchangeable for shares of the Class A Common Stock on a one-for-one basis pursuant to an exchange agreement by and among the LLC and its members, including the Issuer (the “Exchange Agreement”).

13D

CUSIP No. 56117J100	Page 12 of 17 Pages

The principal business of the Black Canyon Affiliates is to make private and public investments. The principal business address of each Reporting Person is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as otherwise set forth in this Item 3, the Units were received in exchange for previously-owned membership interests in the LLC in connection with the recapitalization of the LLC, pursuant to the terms of the First Amended and Restated Limited Liability Company Agreement of the LLC, immediately prior to the closing of the initial public offering of the Issuer pursuant to the registration statement on Form S-1 (File No. 333-192862). Pursuant to the terms of the Exchange Agreement, the Units are exchangeable for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification, or for cash (except in the event of a change in control), at the election of the Issuer.

On February 4, 2014, BC-Malibu Boats Inc., a wholly-owned subsidiary of BC-MB GP, merged into a newly-formed subsidiary of the Issuer. As a result of this merger, BC-MB GP received 400,564 shares of Class A Common Stock in exchange for the capital stock of BC-Malibu Boats Inc. BC-MB GP subsequently sold 67,072 shares of Class A Common Stock as part of the Issuer’s initial public offering of the Class A Common Stock.

On February 4, 2014, Malibu BLK Inc., a wholly-owned subsidiary of The Canyon Value Realization Master Fund, L.P., merged into a newly-formed subsidiary of the Issuer. As a result of this merger, The Canyon Value Realization Master Fund, L.P. received 3,011,270 shares of Class A Common Stock in exchange for the capital stock of BC-Malibu Boats Inc. The Canyon Value Realization Master Fund, L.P. subsequently sold 504,217 shares of Class A Common Stock as part of the Issuer’s initial public offering of the Class A Common Stock.

Item 4.	Purpose of Transaction.

BC-MB GP and The Canyon Value Realization Master Fund, L.P. acquired their shares of Class A Common Stock pursuant to the mergers described in Item 3 above. The Units owned by Canyon Value Realization Fund, L.P., Black Canyon Direct Investment Fund L.P. and Black Canyon Investments L.P. were acquired for investment purposes. Pursuant to the Exchange Agreement, the members of the LLC may, from time to time, exchange Units for shares of Class A Common Stock on a one-to-one basis. See Item 3 above.

On February 5, 2014, the Issuer entered into a voting agreement (the “Voting Agreement”) with certain officers of the Issuer, certain of the Black Canyon Affiliates and Black Canyon Management LLC, an affiliate of the Black Canyon Affiliates, pursuant to which Black Canyon Management LLC is entitled to nominate to the Issuer’s board of directors a number of designees equal to (1) 20% of the total number of directors comprising the board of directors of the Issuer at such time as long as Black Canyon Management LLC and its affiliates and the officers of the Issuer who are parties to the Voting Agreement, respectively, together beneficially own 15% or more of the voting power of the shares of Class A Common Stock and Class B Common Stock of the Issuer entitled to vote generally in the election of directors, voting together as a single class, and (2) 10% of the total number of directors comprising the board of directors at such time as long as Black Canyon Management LLC and its affiliates and the officers of the Issuer who are parties to the Voting Agreement together beneficially own more than 5% but less than 15% of the voting power of the shares of Class A Common Stock and Class B Common Stock of the Issuer entitled to vote generally in the election of directors, voting together as a single class. For purposes of calculating the number of directors that Black Canyon Management LLC is entitled to nominate pursuant to this formula, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of the board of directors (e.g., one and one-third directors equates to two directors). In addition, Black Canyon Management LLC has the right to remove and replace its director-designees at

13D

CUSIP No. 56117J100	Page 13 of 17 Pages

any time and for any reason and to nominate any individual(s) to fill any such vacancies. The officers of the Issuer who are parties to the Voting Agreement are required to vote any of their Units in favor of the director or directors nominated by Black Canyon Management LLC.

Pursuant to a registration rights agreement by and among the Issuer, the Black Canyon Affiliates who hold Units and Black Canyon Management LLC, an affiliate of the Black Canyon Affiliates, Black Canyon Management LLC may request registration or inclusion of shares of Class A Common Stock held by the Black Canyon Affiliates in compliance with the Securities Act of 1933, as amended (the “Securities Act”). In addition, the agreement provides that, as soon as is practicable after the one-year anniversary of the closing of the initial public offering of the Class A Common Stock, the Issuer must use all reasonable efforts to cause a resale shelf registration statement to become effective and remain effective until the eighth anniversary of the closing of the initial public offering of the Class A Common Stock. The agreement will remain in effect until (1) there are no more securities registrable under the agreement outstanding or (2) termination of the agreement by both (A) Black Canyon Management LLC and (B) affiliates of Black Canyon Capital LLC owning two-thirds of the outstanding Units. In addition, the limited liability company agreement of the LLC gives members that own securities the Issuer proposes or is required to register with the SEC, pursuant to the registration rights agreement or otherwise, the right to include their securities in such registration, subject to the limitations set forth in the limited liability company agreement.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 11,054,830 shares of Class A Common Stock outstanding as of February 5, 2014). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding (1)	Number of Shares or Units Sold in Past 60 Days (2)
BC-MB GP	333,492	3.02%	67,072	(3)
Black Canyon Direct Investment Fund L.P.	3,956,432	26.96%	728,640	(4)
Canyon Value Realization Fund, L.P.	449,102	3.90%	90,323	(4)
The Canyon Value Realization Master Fund, L.P.	2,507,053	22.68%	504,217	(3)
Black Canyon Capital LLC	7,899,571	49.02%	—
Black Canyon Investments LLC	7,539,350	47.86%	—
Black Canyon Investments, L.P.	7,539,350	47.86%	126,054	(4)
Loudon Partners, LLC	360,221	3.16%	72,446	(4)
Michael K. Hooks	7,899,571	49.02%	—
Mark W. Lanigan	7,899,571	49.02%	—

Total for Group	7,899,571	49.02%	1,588,752

13D

CUSIP No. 56117J100	Page 14 of 17 Pages

(1)	Based on the number of shares of Class A Common Stock (11,054,830) issued and outstanding as of February 5, 2014, the closing date of the initial public offering of the Class A Common Stock, and assuming all outstanding Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
(2)	Includes only sales of Class A Common Stock or Units directly owned by the Reporting Person.
(3)	On February 5, 2014, BC-MB GP and The Canyon Value Realization Master Fund, L.P. each participated in the Issuer’s initial public offering of the Class A Common Stock, selling 67,072 and 504,217 shares, respectively, to the underwriters of the initial public offering of the Class A Common Stock, led by Raymond James & Associates, Inc. and Wells Fargo Securities, LLC, as a price of $13.02 per share.
(4)	On February 5, 2014, the Issuer used a portion of the proceeds of its initial public offering of the Class A Common Stock to repurchase an aggregate of 1,017,463 Units from Black Canyon Direct Investment Fund L.P., Canyon Value Realization Fund, L.P., Black Canyon Investments, L.P. and Loudon Partners, LLC in the quantities set forth in the table above, at a price of $13.02 per Unit.

(b) Each of the Reporting Persons listed in the table set forth above has shared voting and dispositive power over the Class A Common Stock beneficially owned by it as described below:

(1)	BC-MB GP shares voting and dispositive power over the 333,492 shares of Class A Common Stock it directly owns with Black Canyon Direct Investment Fund L.P., Black Canyon Investments, L.P., Black Canyon Investments LLC, Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan. See Item 2.

(2)	Black Canyon Direct Investment Fund L.P. shares voting and dispositive power over the 3,622,940 Units it directly owns with Black Canyon Investments, L.P., Black Canyon Investments LLC, Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan. See Item 2.

(3)	Black Canyon Investments, L.P. shares (i) voting and dispositive power over the 626,763 Units it directly owns and (ii) voting and dispositive power it possesses with respect to the 449,102 Units directly owned by Canyon Value Realization Fund, L.P. and 2,507,053 shares of Class A Common Stock directly owned by The Canyon Value Realization Master Fund, L.P. with Black Canyon Investments LLC, Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan. See Item 2.

(4)	Loudon Partners, LLC shares voting and dispositive power over the 360,221 Units it directly owns with Black Canyon Capital LLC, Michael K. Hooks and Mark W. Lanigan. See Item 2.

(c) On February 5, 2014, BC-MB GP and The Canyon Value Realization Master Fund, L.P. each participated in the Issuer’s initial public offering of the Class A Common Stock, selling 67,072 and 504,217 shares, respectively, to the underwriters of the initial public offering of the Class A Common Stock, led by Raymond James & Associates, Inc. and Wells Fargo Securities, LLC, at a price of $13.02 per share.

On February 5, 2014, the Issuer used a portion of the proceeds of its initial public offering of the Class A Common Stock to repurchase some of the Units from members of the LLC, including from Black Canyon Direct Investment Fund L.P., Canyon Value Realization Fund, L.P. and Black Canyon Investments, L.P. in the quantities set forth in the table above, at a price of $13.02 per Unit.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Voting Agreement set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

The description of the registration rights agreement set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

13D

CUSIP No. 56117J100	Page 15 of 17 Pages

The description of the Exchange Agreement set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Certain of the Reporting Persons have entered into Lock-up Agreements pursuant to which they have agreed that, prior to July 29, 2014, they will generally not (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any securities of the Issuer, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of Raymond James & Associates, Inc. and Wells Fargo Securities, LLC or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require the Issuer to register under the Securities Act, the sale, transfer or other disposition of any securities of the Issuer held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by the Issuer under the Securities Act.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Voting Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-36290), filed with the SEC on February 6, 2014).

Exhibit 3:	Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-36290), filed with the SEC on February 6, 2014).

Exhibit 4:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-192862), filed with the SEC on January 22, 2014).

Exhibit 5:	Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36290), filed with the SEC on February 6, 2014).

13D

CUSIP No. 56117J100	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

BC-MB GP
By:	Black Canyon Direct Investment Fund L.P., its managing partner
	By:	Black Canyon Investments, L.P., its general partner
		By:	Black Canyon Investments LLC, its general partner
			By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

BLACK CANYON DIRECT INVESTMENT FUND L.P.
By:	Black Canyon Investments, L.P., its general partner
	By:	Black Canyon Investments LLC, its general partner
		By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

CANYON VALUE REALIZATION FUND, L.P.
By:	Canyon Capital Advisors LLC, its Investment Advisor

By:	/s/ Douglas A. Anderson
Name:	Douglas A. Anderson
Title:	Chief Compliance Officer

THE CANYON VALUE REALIZATION MASTER FUND, L.P.
By:	Canyon Capital Advisors LLC, its Investment Advisor

By:	/s/ Douglas A. Anderson
Name:	Douglas A. Anderson
Title:	Chief Compliance Officer

BLACK CANYON CAPITAL LLC

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

13D

CUSIP No. 56117J100	Page 17 of 17 Pages

BLACK CANYON INVESTMENTS LLC
By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

BLACK CANYON INVESTMENTS, L.P.
By:	Black Canyon Investments LLC, its general partner
	By:	Black Canyon Capital LLC, its managing member

By:	/s/ Michael K. Hooks
Name:	Michael K. Hooks
Title:	Managing Director

LOUDON PARTNERS LLC

By:	/s/ Bradley Spencer
Name:	Bradley Spencer
Title:	Manager

MICHAEL K. HOOKS

/s/ Michael K. Hooks

MARK W. LANIGAN

/s/ Mark W. Lanigan